October 7, 2024

Tian Gao
Vice President
Pony AI Inc.
1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District,
Guangzhou, People   s Republic of China, 511458

       Re: Pony AI Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 9, 2024
           CIK No. 0001969302
Dear Tian Gao:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2023 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September
9,
2024
Condensed Consolidating Schedule, page 21

1. Please update to include condensed consolidating financial information through June
       30, 2024. Further revise your presentation of Condensed consolidating cash flows information to clearly indicate loans and contributions between and among entities to align with your disclosure on page 10.
2. Since a significant portion of your revenues were derived from related parties, please re-characterize "revenues from external parties" as appropriate. October 7, 2024
Page 2
Risk Factors
"We use third-party providers of cloud infrastructure to operate our business...", page 38

3. We note your disclosure here and elsewhere that you use third-party providers of cloud infrastructure to operate your business. Please clarify whether any of those third-party providers are located in China and whether user and non-user data, including mapping data, is stored in China. In addition, disclose any material risks relating to regulations regarding the storage and transmission of such data from other jurisdictions to China.
"Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans...", page 54

4. We note your disclosure that you received government grants. Please disclose the terms and conditions of the government grants received and anticipated to be received. We also your disclosure of the cash flows for each period presented. Clarify which countries provided the grants and the currency received. Capitalization, page 91

5. We refer you to your disclosure on pages F-82 and F-83. Please revise your "pro forma" and "pro forma as adjusted" presentations of the capitalization table and the dilution table on page 93 to give effect to the compensatory impact of the certain performance options and RSUs for which both the performance and relevant service conditions will have been satisfied in the period when an IPO or a sale event is completed.
6. Please further quantify and disclose the total number of Class A and Class B ordinary shares outstanding as of the most recent balance sheet date, excluding such shares underlying share-based awards (if not exercised or converted as of the date of the IPO), shares reserved for future issuance under the Pony AI 2016 Share Plan, as noted in your disclosure on page 18.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 101

7. Your discussion comparing the results of operations for the June 30, 2024, quarter to the June 30, 2023, quarter provides little quantification where a material change is attributed to two or more factors. For example, in regard to robotruck service revenues, you charge customers service fees by mileage depending on specific transport routes and/or by tonnage. Therefore, please revise and discuss the increase in transportation service fees by quantifying changes in mileage on specific transport routes and tonnage. Additionally, discuss how and why you experienced a significant increase in your revenue from licensing and applications by quantifying increases of your various services, such as POV intelligent solutions, value-added technological services and V2X (vehicle-to-everything) products and services. Please revise throughout your results of operations discussion to separately quantify how each factor contributed to the changes in your revenue and expenses for the periods presented. Refer to Item 303(b) of Regulation S-K.
 October 7, 2024
Page 3

Business, page 129

8. We note your disclosure on page 147 that you have operations in the United States with a team of 101 employees and currently have R&D and autonomous vehicle testing programs in the Bay Area, California, as well as Tucson, Arizona. Please include a risk factor highlighting potential impediments to your involvement in the
      U.S. market, such as the U.S. Commerce Department's proposed ban on on the sale of connected and autonomous vehicles in the U.S. that are equipped with Chinese software and hardware.
9. Please expand your disclosure of your operations in the U.S to include a discussion of the products or services currently in the U.S. market that generate revenue.
Financial Statements
Note 1. Operations and Principal Activities
(b) Consolidated VIEs in the PRC, page F-61

10. We note prior to the "completion date of Reorganization in February 2024, the VIEs were engaged in research and development activities without any revenue generated, and the related results of operations and cash flows of the VIEs were not material."
      With a view towards expanded disclosure, please tell us:
          the nature and extent of Beijing ZX's and Guangzhou ZX's operating activities after the completion of the Reorganization;
          if any rights to technology, intellectual property, licenses, or any ongoing research and development activities were transferred out of the Company as part of the
         Reorganization; and
          if any of the former employees of Beijing ZX and Guangzhou ZX are no longer employed with the Company in connection with the Reorganization.

Note 13. Subsequent Events, page F-84

11. Please explain to us how you are accounting for the modification of the terms of the outstanding Preferred Shares. Provide references to the accounting literature relied upon as a basis for your accounting.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Crispino at 202-551-
3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Hi Le